ACT ICA
SECTION 17(a)
RULE 2a-7
PUBLIC AVAILABILITY Oct. 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 20, 2008

Jack W. Murphy
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

PROCESSED
OCT 30 2008
THOMSON REUTERS

Re: Dreyfus Basic Money Market Fund, Inc. (File No. 811-06604)
Dreyfus Liquid Assets, Inc. (File No. 811-02410)
Dreyfus Worldwide Dollar Money Market Fund (File No. 811-05717)

Dear Mr. Murphy:

Your letter of September 16, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Dreyfus Basic Money Market Fund, Dreyfus Liquid Assets, Inc., and Dreyfus Worldwide Dollar Money Market Fund (the "Funds), and The Bank of New York Mellon Corporation ("BNY Mellon"), enter into the arrangement summarized below and more fully described in the letter. The Dreyfus Corporation (the "Adviser") is an investment adviser registered under the Investment Advisers Act of 1940 and is the Funds' investment adviser. BNY Mellon is the parent company of the Adviser.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

08017858

Each Fund is an open-end management investment company that is registered with the Commission under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that each Fund holds in its portfolio notes (the "Notes") issued by Lehman Brothers Holdings Inc. ("Lehman") in the amounts listed in Exhibit I to your letter. Lehman filed for bankruptcy protection on September 15, 2008, You state that the Adviser believes and has conveyed to each Fund's Board of Directors (the "Board"), that the an Event of Insolvency, as defined in rule 2a-7 under the Act (with reference to rule 5b-3 under the Act), has occurred with respect to the Notes. You state further that current market conditions could affect the orderly disposition of the Notes and that a sale of the Notes could cause a Fund to realize losses and no longer maintain a stable net asset value per share. You also state that the Board, including a majority of the trustees that are not interested persons of the Funds as that term is defined in section 2(a)(19) of the Act, has determined that it would not be in the best interests of each Fund and its shareholders to dispose of the Notes at this time.

You state that in order to limit the risk of loss to the Funds, BNY Mellon and each Fund seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff. Under each Agreement, BNY Mellon would be obligated to make a cash contribution to the relevant Fund in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Notes by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Lehman from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You represent with respect to each Agreement that:

(i) The Agreement would obligate BNY Mellon upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount sufficient to maintain each Fund's net asset value per share at the minimum permissible net asset value per share specified in the Agreement;

(ii) The Agreement would be entered into at no cost to the Fund, and BNY Mellon would not obtain any shares from the Funds in exchange for its contribution;

(iii) If the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would qualify as an Eligible Security (as defined in rule 2a-7 under the Act) because BNY Mellon has received a rating in the highest short-term category from a Nationally Recognized Statistical Rating Organization with respect to a class of debt obligations that is comparable in priority and security to the Agreement;

(iv) The Board, or its delegate, has determined that the Agreement presents minimal credit risks with respect to the Fund;

(v) The Fund will sell all the Notes on the business day immediately prior to the termination date specified in the Agreement, if such sale would trigger a cash contribution under the Agreement;

(vi) The Agreement would terminate following a change in BNY Mellon's short-term credit ratings, unless BNY Mellon puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence. If BNY Mellon is unable to put in place a substitute arrangement that is a First Tier Security, the Fund will sell the Notes and BNY Mellon would be obligated to make the capital contribution required under the Agreement as a result of the sale; and

(vii) The Board has reviewed and approved the Agreement, including the aggregate maximum capital contribution amount, and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Funds and BNY Mellon enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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4 This letter confirms oral no-action relief provided by the undersigned to Julien Bourgeois on September 16, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JACK W. MURPHY

jack.murphy@dechert.com
+1 202 261 3303 Direct
+1 202 261 3003 Fax

Investment Company Act of 1940
Sections 12(d)(3), 17(a)(1), Section 17(d) and Rule 17d-1

September 16, 2008

Robert E. Plaze
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dreyfus Money Funds

Dear Mr. Plaze:

We are writing to you on behalf of Dreyfus Basic Money Market Fund, Inc., Dreyfus Liquid Assets, Inc. and Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "Funds"), each an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") for which The Dreyfus Corporation ("Dreyfus") serves as investment adviser. We respectfully request assurance that the staff of the Division of Investment Management will not recommend enforcement action to the U.S. Securities and Exchange Commission ("Commission") under Sections 12(d)(3), 17(a)(1) and 17(d) of the 1940 Act, or the rules thereunder, if each Fund enters into the arrangements discussed below with The Bank of New York Mellon Corporation ("BNY Mellon"), the parent company of Dreyfus.

BACKGROUND AND PROPOSAL

Each Fund complies with Rule 2a-7 under the 1940 Act, and thus has undertaken to maintain a stable net asset value per share, which has been established at $1.00. The net asset value per share of each Fund is computed in compliance with the requirements of Rule 2a-7, using the "Amortized Cost Method" (as that term is defined in the rule). As of September 15, 2008, the Funds held notes issued by Lehman Brothers Holdings, Inc. (the "Lehman Holdings") in the amounts and with the maturities shown on Exhibit I to this letter (the "Notes"). Because Lehman Holdings filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, Dreyfus believes, and has conveyed to the Board of Directors of each Fund (the "Board"), that an

"Event of Insolvency" (as that term is defined in 5b-3(c)(2) under the 1940 Act and used for purposes of Rule 2a-7 under the 1940 Act) occurred with respect to Lehman Holdings.

Each Board, including a majority of the Directors that are not interested persons of the Funds, has determined that it is in the best interests of the applicable Fund not to dispose of the Notes at this time. Each Board believes that current market conditions could affect the orderly disposition of the Notes and that a sale of the Notes could cause a Fund to realize losses and no longer maintain a stable net asset value per share. However, to limit the risk of loss to the Funds, BNY Mellon has proposed to support the Funds by entering into an irrevocable Capital Support Agreement with each Fund (each, a "Capital Support Agreement"). The Board of each Fund has considered the proposed arrangement and has determined that it is in the best interests of the Fund and its shareholders.

Under each Capital Support Agreement, BNY Mellon would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes (*e.g.*, due to a sale of the Notes or receipt of final payment on the Notes in an amount less than the amount due), the market-based net asset value per share of the Fund drops below a set level. The amount of any capital contribution by BNY Mellon to a Fund will be that necessary to maintain the Fund's market-based net asset value per share at the minimum permissible net asset value specified in each Capital Support Agreement, subject to an aggregate capital support amount specified in the agreement. No fees or expenses would be incurred by a Fund for entering into a Capital Support Agreement and BNY Mellon would not receive any shares or other consideration from the Fund. Because of BNY Mellon's short-term credit rating, to the extent that a Capital Support Agreement is deemed to be a security held by a Fund, BNY Mellon's commitment under the Capital Support Agreement would be a First Tier Rated Security under Rule 2a-7 under the 1940 Act and it would present minimal credit risks.

Each Capital Support Agreement is expected to remain in place until the earliest of (the "termination date"): (i) the repayment in full of the Notes; (ii) BNY Mellon making payments to a Fund equal to the maximum amount provided for under the Capital Support Agreement; (iii) the date on which the Fund no longer holds any Note; (iv) the mutual agreement of the parties; and (iv) 5:00 p.m. New York time on the date that is 364 days following the date of the Capital Support Agreement. The agreement's term will not be extended by the parties without the prior consent of the staff of the Division of Investment Management and notice of amendments must be given to the staff. If BNY Mellon's short-term credit rating changes such that BNY Mellon's commitment under a Capital Support Agreement no longer qualifies as a First Tier Rated Security, BNY Mellon may substitute an obligation or support that satisfies the requirements of a First Tier Security within 15 days. Otherwise, the Fund would sell the Notes it holds and BNY Mellon would be obligated to make the capital contribution required under the Capital Support Agreement as a result of the sale. Similarly, if, on the business day immediately prior to the termination date, a Fund holds any Notes the sale of which at that time would require a capital contribution under the Capital Support Agreement, the Fund will sell the Notes prior to termination of the Capital Support Agreement.

LEGAL ISSUES PRESENTED

Dreyfus and BNY Mellon may be deemed to be affiliates of the Funds under Section 2(a)(3) of the 1940 Act. The entering of a Capital Support Agreement with a Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed arrangements may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

The entering into the Capital Support Agreements with BNY Mellon may fall within Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or investment adviser to an investment company. The Funds could not rely upon the exemption provided under Rule 12d3-1 under the 1940 Act because the exemption does not extend to affiliated persons of the funds' investment adviser.

It is submitted that, notwithstanding the foregoing, entering the Capital Support Agreements is in the best interest of the Funds. The Capital Support Agreements effectively protect the Funds from the risk that losses arising from the Funds' current exposure to the Notes might cause the Funds' net asset value per share to fall below $1.00.

CONCLUSION

Based on the foregoing, we respectfully request assurance that the staff would not recommend that the Commission take enforcement action against the Funds, Dreyfus, BNY Mellon or their affiliated persons under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act or the rules thereunder if the Funds, Dreyfus and BNY Mellon enter into the arrangements discussed above and transactions contemplated thereby.

We would be happy to answer any questions that the staff may have regarding this request or to provide additional information. Please do not hesitate to call the undersigned at 202.261.3303 or Julien Bourgeois at 202.261.3451.

Sincerely,

Jack W. Murphy

cc: Stuart H. Coleman - Stroock & Stroock & Lavan LLP
Michael A. Rosenberg – The Dreyfus Corporation

EXHIBIT I TO NO-ACTION REQUEST

Fund	Maturity	Percent of Fund Net Assets as of September 15, 2008	Principal Amount
Dreyfus Basic Money Market Fund, Inc.	3/27/2009	Par Amount: 3.42% Market Price: 1.20%	$45,000,000
Dreyfus Liquid Assets, Inc.	3/27/2009	Par Amount: 1.67% Market Price: 0.59%	$100,000,000
Dreyfus Worldwide Dollar Money Market Fund, Inc.	3/27/2009	Par Amount: 2.84% Market Price: 1.00%	$20,000,000

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